Exhibit 21.1

Dominion Gas Holdings, LLC

Subsidiaries of Registrant

As of April 1, 2014

Name	Jurisdiction of Incorporation	Name Under Which Business is Conducted
Dominion Gas Holdings, LLC	Virginia	Dominion Gas Holdings, LLC
Dominion Iroquois, Inc.	Delaware	Dominion Iroquois, Inc.
Dominion Transmission, Inc.	Delaware	Dominion Transmission, Inc.
Dominion Brine, LLC	Delaware	Dominion Brine, LLC
Tioga Properties, LLC	Delaware	Tioga Properties, LLC
Farmington Properties, Inc.	Pennsylvania	Farmington Properties, Inc.
NE Hub Partners, L.L.C.	Delaware	NE Hub Partners, L.L.C.
NE Hub Partners, L.P.	Delaware	NE Hub Partners, L.P.
The East Ohio Gas Company	Ohio	Dominion East Ohio